JNR RESOURCES
THE URANIUM COMPANY

921-470 Granville St.
Vancouver, B.C. V6C 1V5
Canada
Phone: (604) 684-5118 or 1-800-661-4050
Fax: (604) 682-8566
www.jnrresources.com
info@jnrresources.com

02 FEB 13 AM 8:16

CDNX - JNN

Writer's direct line: (604) 689-7422

January 10, 2002

Securities & Exchange Commission
Division of Corporate Finance
450 - Fifth Street, N.W.
Washington, D. C.
U. S. A. 20549

02015132

Attention: Office of International Corporate Finance

Dear Sirs:

SUPPL

Re: **File No. 82-4720**
**Required Filings - Exemption under Rule 12g3-2(b)**

We enclose for your files copies of documents filed by JNR Resources Inc. (the "Company") with the British Columbia Securities Commission and/or the Alberta Securities Commission and/or the Canadian Venture Exchange, as follows:

- The Company's news release dated January 10, 2002.

We trust that you will find this to be in order.

Yours truly,
**JNR RESOURCES INC.**

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

T. A. (Drew) Parker
Secretary

TAP:bs

Enclosures.

File No. 82-4720

JNR RESOURCES
THE URANIUM COMPANY

**CDNX: JNN**
**12g3-2(b):** #82-4720

#921, 470 Granville Street
Vancouver, BC V6C 1V5
Canada
Phone:(306) 249-3562
Fax: (604) 682-8566
www.jnrresources.com
info@jnrresources.com

# NEWS RELEASE

JANUARY 10, 2002
No. 02-01

## DRILLING TO RESUME AT GREYWACKE

JNR Resources Inc. is pleased to announce that an exploration program consisting of diamond drilling and geophysics is scheduled to resume in the next few days, on its 50 % owned Greywacke gold project.

The project operator, Masuparia Gold Corporation, will carry out approximately 1000 metres of drilling, focusing on the Greywacke zone and the Lyons zone. Drilling will also be carried out on the Hoover zone, which occurs on an adjoining project.

Historic drilling on the Greywacke zone intersected gold mineralization over a strike length of some 800 metres and to a depth of 200 metres. This mineralization is open in all directions and includes the Greywacke North zone, which contains a possible reserve of 328,000 tons @ 0.27 oz/ton Au (Cameco – 1991 winter report; This reserve calculation does not conform to current CIM reserve reporting standards). In the fall of 2001, Masuparia drilled twelve holes on the North zone and successfully verified the continuity of the gold mineralization and, more importantly, its high grade potential.

Historic drilling on the Lyons zone, which is located one kilometre southwest of and along strike of the Greywacke North zone, returned up to 0.77 oz/ton Au / 1.9 metres. This gold mineralization is also open.

The Greywacke gold property is under option to Masuparia from JNR Resources (50 per cent) and Shane Resources (50 per cent). Masuparia can earn up to a 70 per cent interest in the property by issuing up to 500,000 shares by May 25th, 2005, and by spending $2.85 million on exploration by May 25th , 2008.

Results will be reported as they become available.

ON BEHALF OF THE BOARD

*"R. T. Kusmirski"*
Rick Kusmirski, President & Director

For further information, please call:
(306) 249-3562